Filed pursuant to Rule 424(b)(3)
File No. 333-237555

EATON VANCE TAX-MANAGED BUY-WRITE INCOME FUND
Supplement to Prospectus dated September 30, 2020 and Prospectus Supplement dated September 30, 2020

The following replaces any references, contained either in the Prospectus or the Prospectus Supplement, with respect to the Fund’s: (i) last reported sale price; (ii) net asset value (“NAV”) per Common Share; (iii) percentage premium to NAV per Common Share; (iv) number of Common Shares outstanding; and (v) net assets.

On April 15, 2021 the last reported sale price, NAV per Common Share and percentage premium to NAV per Common Share, were $16.22, $15.56 and 4.24%, respectively. As of April 15, 2021, we had 26,763,600 Common Shares outstanding and net assets of approximately $416,394,326.

The following replaces the last sentence in the first paragraph under “Use of Proceeds” in the Prospectus Supplement:

Assuming the sale of all of the Common Shares offered under this Prospectus Supplement and the accompanying Prospectus, at the last reported sale price of $16.22 per share for our Common Shares on the NYSE as of April 15, 2021, we estimate that the net proceeds of this offering will be approximately $23,813,300 after deducting the estimated sales load and the estimated offering expenses payable by the Fund.

April 16, 2021